EXHIBIT 99.1

Release:  Immediate

For Immediate Release:  January 24, 2012

Canadian Pacific Comments on Pershing Square Nominations

Calgary, Alberta -Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today noted the press release issued by Pershing Square Capital Management, L.P. announcing that it intends to nominate five individuals to stand for election at the Company’s Annual Meeting of Shareholders on May 17, 2012.

John E. Cleghorn, Chairman of the Board, said, “CP has an independent Board made up of directors with extensive, relevant experience in railroads and complementary industries including energy, natural resources, food and agriculture, as well as leaders from the fields of law, government, banking and finance.  The Board was further strengthened with the recent addition of two seasoned railroad executives, Tony Ingram and Ed Harris, who together have over 80 years of rail experience.”

The Board has reviewed and verified the Company’s Multi-Year Plan, which is underway and already producing results.  CP’s Board and management team are focused on maximizing shareholder value by driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs.  The Company believes that through an ongoing commitment to safely delivering excellent customer service and increasing asset velocity, efficiency and productivity, CP will achieve an annual operating ratio in the low 70s in the next three years, with further improvement thereafter.

CP looks forward to updating shareholders on the Company’s progress against its Multi-Year Plan to improve operating performance on CP’s upcoming fourth quarter and full-year 2011 earnings call and in the coming weeks.

Mr. Cleghorn continued, “We continue to stand by our offer to have Mr. Ackman join our Board so that a constructive board-level dialogue based on all the relevant facts and information can commence and so that we can work together for the benefit of all shareholders.”

The Canadian Pacific Board comprises 15 highly-qualified directors, 13 of whom are independent.

Brief biographies for CP’s Board of Directors are included below.

John E. Cleghorn, O.C., F.C.A.

Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation.  He is the retired Chief Executive Officer of the Royal Bank of Canada.  He held that position from November 1, 1994 until his retirement in July 2001.  He is a director of Molson Coors Brewing Company.  He was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007.  He is Governor Emeritus of McGill University, Chancellor Emeritus of Wilfrid Laurier University and a director of the Atlantic Salmon Federation.  He was appointed an Officer of the Order of Canada in 2001.  He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

Tim W. Faithfull

Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company.  He held that position from April 1999 to July 2003.  He is a director of TransAlta Corporation, AMEC plc, Canadian Natural Resources Limited and Shell Pensions Trust Limited.  From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore.  During this period he was also a director of DBS Bank and PSA Corporation (Port of Singapore Authority).  Between 1999 and July 2003 he was a member of the Boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts.  He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia.  He graduated from the University of Oxford (Keble College), with an M.A. (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program).

Richard L. George

Mr. George is the President and Chief Executive Officer of Suncor Energy, an integrated energy company.  He has held that position since 1991.  From 1990 to 1991, he was President and Chief Operating Officer.  Mr. George is a member of the Executive Committee and Board of Directors of the Canadian Council of Chief Executives.  He was inducted into the Canadian Petroleum Hall of Fame in 2008 and was appointed an Officer of the Order of Canada in 2007.  Mr. George has a B.Sc. in Engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development.

Frederic J. Green

Mr. Green is the President and Chief Executive Officer of the Corporation and Canadian Pacific Railway Company, a position that he has held since May 2006.  Since 1996, he has held several senior positions at CP including: President and Chief Operating Officer; Executive Vice-President and Chief Operating Officer; Executive Vice-President, Marketing and Operations, Senior Vice-President, Marketing and Sales, and Vice-President, Marketing.  He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer.  Mr. Green is a director and Vice-Chair of The Conference Board of Canada, Vice-Chair of the Railway Association of Canada and on the Board of the Nature Conservancy of Canada.  He graduated from Concordia University in Montreal with a B.Com.

Edmond L. Harris

Mr. Harris has extensive railroad operating experience.  He joined Illinois Central Railroad as a Yard Clerk in 1968 and held various positions in operations.  Mr. Harris served in progressively more senior positions with Illinois Central and its purchaser, the Canadian National Railroad, reaching the position of Executive Vice President Operations.  Following his retirement from CN, Mr. Harris served as an independent rail operations consultant.  In this capacity, he provided advice to CSX, CN, CP; Genessee and Wyoming as well as to shippers and Global Infrastructure Partners.  Mr. Harris served as Executive Vice President and Chief Operations Officer for CP from 2010 to 2011 and is currently engaged as a consultant for Global Infrastructure Partners.  Mr. Harris earned his BS in Business Management from the University of Illinois.

Krystyna T. Hoeg, C.A.

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007.  She is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited and Samuel, Son & Co., Limited.  She is also on the Board of the Toronto East General Hospital.  Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

Tony L. Ingram

Mr. Ingram has extensive railroad operating experience.  He joined Southern Railway as a management trainee in 1971 and held various positions in engineering and labor relations before moving to train operations.  Mr. Ingram served in progressively more senior positions with Norfolk Southern Corporation, reaching the position of Senior Vice President Transportation and leading the operations team for the integration of Conrail property to Norfolk Southern. From 2004 to 2009, Mr. Ingram served as Executive Vice President and Chief Operating Officer at CSX Transportation Inc.  Mr. Ingram has a Bachelor’s in Business Administration from Jacksonville State University.

Richard C. Kelly

Mr. Kelly is the Retired Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States.  He held that position from September 2009 until retirement in September 2011.  From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer; from June to mid-December 2005 he served as President and Chief Executive Officer; and previous to that he served as Chief Financial Officer.  Mr. Kelly is Chairman of the Board of Trustees, Regis University.  Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.

The Honourable John P. Manley, P.C., O.C.

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives.  He has held that position since January 2010.  From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP.  He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company).  In addition, Mr. Manley serves on the Boards of MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy.  Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004.  As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto.  He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B.  He was granted the designation C.Dir (Chartered Director) by McMaster University in 2006 and, holds honorary doctorates from several universities.

Linda J. Morgan

Ms. Morgan is a Partner at Nossaman LLP, a premier transportation infrastructure law firm based in the United States, where she plays a key role in the firm’s transportation and public policy practices.  Prior to joining Nossaman in September of 2011, she was Of Counsel, and before that a Partner, at Covington & Burling LLP, a United States based international law firm, where she chaired its transportation and government affairs practices.  She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre.  Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002.  Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation.  Ms. Morgan has been granted the honour of Recognition in Chambers – USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector.  She graduated from Vassar College with an A.B. and the Georgetown University Law Centre with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Madeleine Paquin

Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company.  She has held that position since January 1996.  She is also a director of the Chamber of Marine Commerce, the Maritime Employers Association and the Board of Trade of Metropolitan Montreal.  She chairs the St. Lawrence Great Lakes Trade Gateway Leadership Council and is co-chair of the Private Sector Advisory Committee for the Ontario Quebec Continental Gateway and Trade Corridor.  She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

Michael E.J. Phelps, O.C.

Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company.  From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc.  He is a director of Spectra Energy Corporation, Marathon Oil Corporation and Chairman and a director of Prodigy Gold Incorporated.  He served on the Board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games.  Mr. Phelps is also Chairman and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation.  Mr. Phelps is also a Senior Advisor to Nomura Canada Inc.  In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation.  He was appointed an Officer of the Order of Canada in 2001.  He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

Roger Phillips, O.C., S.O.M., F.Inst.P.

Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company.  He held that position from February 1982 until his retirement in December 2001.  He is currently a director of Cliffs Natural Resources.  Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists.  He is also President of La Sauciere Investments Inc., a private company.  He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002.  He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

David W. Raisbeck

Mr. Raisbeck is the Retired Vice-Chairman of Cargill Inc., a position he held from 1999 to 2009.  Mr. Raisbeck joined Cargill in 1971 and held various positions in the Company including President of Cargill’s Trading Sector, 1993 to 1995; Executive Vice-President, 1995 to 1999 and Executive Supervisor of Human Resources, 1996 to 1999.  He retired from Cargill management in 2008 and from Cargill’s board of directors in 2009.  Mr. Raisbeck sits on the board of directors of Cardinal Health, Eastman Chemical, and the Greater Minneapolis YMCA (Honorary).  He is a governor of the Iowa State University Foundation and is a member of the Dean’s Advisory Council for the school of business at Iowa State University.  He received a bachelor’s degree in industrial administration from Iowa State University and completed the executive M.B.A. program at the University of Southern California.

Hartley T. Richardson

Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, financial services, and private equity investments.  He has held that position since April 1993.  Mr. Richardson is a director of GMP Capital Inc. and Zalicus Inc.  He is Chairman of the Canadian Council of Chief Executives; Past Chairman of the Business Council of Manitoba; Co-Chairman of TransCanada Trail Foundation; and Chairman of the Board of Governors for The Duke of Edinburgh’s Award Charter for Business.  Mr. Richardson’s other affiliations include: The World Economic Forum, Global Leaders of Tomorrow, and the Young President’s Organization.  He is involved in a number of charitable endeavours and community organizations.  He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.).  The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.  He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

The Company noted that Pershing Square has advised CP that it has withdrawn its requisition for a separate special meeting of shareholders of Canadian Pacific.

Morgan Stanley & Co. LLC and RBC Capital Markets are serving as CP’s financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Fasken Martineau DuMoulin LLP are serving as CP’s legal advisors.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated operating ratios and financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

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